Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 3, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of

Common Stock

of

Icagen, Inc.

at

$6.00 Per Share

by

Eclipse Acquisition Corp.

a wholly owned subsidiary of

Pfizer Inc.

Eclipse Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), is making an offer to purchase all of the outstanding shares of Common Stock, $0.001 par value per share (the “Shares”), of Icagen, Inc., a Delaware corporation (“Icagen”), at a price of $6.00 per share (the “Offer Price”), paid to the seller, in cash, without interest thereon, for each outstanding Share, less any applicable withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their own names and who tender directly to American Stock Transfer & Trust Company, LLC, which is acting as the Depositary (the “Depositary”), will not be obligated to pay brokerage fees or commissions on the purchase of Shares pursuant to the Offer. Tendering stockholders will be required to pay all transfer and similar taxes. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of the Depositary and Morrow & Co., LLC, which is acting as the Information Agent (the “Information Agent”).

The Purchaser is offering to purchase all of the Shares as a first step in acquiring all of the outstanding interests in Icagen. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF AUGUST 31, 2011, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered (including by guaranteed delivery) and not withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) that number of Shares which, when added to any Shares beneficially owned by Pfizer, the Purchaser, or any subsidiary of Pfizer, represents at least a majority of the then issued and outstanding Shares on a fully diluted basis (which, for purposes of such calculation, includes restricted stock units and Shares issuable pursuant to outstanding options and warrants outstanding on that date, whether or not vested and whether or not their exercise price is less than the Offer Price). The Offer is also conditioned upon the satisfaction of other conditions set forth in Section 14 “Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 20, 2011 (the “Merger Agreement”), among Pfizer, the Purchaser and Icagen, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Icagen, with the surviving entity, Icagen, becoming a wholly owned subsidiary of Pfizer (the “Merger”). In the Merger, each outstanding Share (other than Shares owned by Pfizer, the Purchaser or Icagen as treasury stock, or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest thereon, less any applicable withholding and transfer taxes. The Merger Agreement is more fully described in “The Tender Offer — Section 12 — Purpose of the Offer; the Merger Agreement; Plans for Icagen” of the Offer to Purchase.

At a meeting held on July 19, 2011, the board of directors of Icagen unanimously (i) approved and authorized the Merger Agreement and the consummation of the transactions contemplated in the Merger Agreement (including the Top-Up Option and the consideration payable for the Top-Up Shares (each as defined in the Offer to Purchase)); (ii) resolved that the transactions contemplated under the Merger Agreement are advisable and in the best interests of the stockholders of Icagen; and (iii) subject to the other terms and conditions of the Merger Agreement, including Section 5.2 of the Merger Agreement, recommended that the stockholders of Icagen accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by applicable law, vote for the adoption of the Merger Agreement.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares. Upon the terms and conditions of the Offer, the Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payment and transmitting such payment to the tendering shareholders whose Shares have been accepted for payment.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of the Offer to Purchase, a Book-Entry Confirmation (as defined in the Offer to Purchase) and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates, Book-Entry Confirmations, Letters of Transmittal, Agent’s Messages or any other required documents with respect to the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in payment for such Shares.

Subject to the next sentence, the Purchaser may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. Without the prior written consent of Icagen, the Purchaser will not:

•	decrease the Offer Price to be paid pursuant to the Offer;

•	change the form of consideration payable in the Offer;

•	reduce the number of Shares sought to be purchased by the Purchaser pursuant to the Offer;

•	amend or waive the Minimum Condition;

•	impose additional conditions to the Offer;

•

amend, modify or supplement any of the conditions or the terms of the Offer in any manner adverse to holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent the consummation of the Offer or prevent or impair the ability of the Purchaser or Pfizer to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement; or

•	extend the Offer beyond a date that is 21 business days after commencement of the Offer or the last extension, if any, other than as allowed in the Merger Agreement.

If immediately prior to the expiration of the Offer, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, the Purchaser may:

•

terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders (provided that, subject to certain requirements, Icagen may make an unconditional request that the Purchaser extend the Offer by additional successive extension periods of not more than 5 business days each);

•

except as set forth above, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered (including by guaranteed delivery) prior to the expiration of the Offer and not theretofore validly withdrawn;

•

except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the expiration of the Offer, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

Any extension, waiver, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived but there have not been validly tendered and not withdrawn in the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of Icagen stockholders in accordance with the Delaware General Corporation Law, the Purchaser may, in its sole discretion, elect to provide a “subsequent offering period” of not in excess of 10 business days in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934, as amended. A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer and receive the same per Share amount paid in the Offer. During a subsequent offering period, the Purchaser will immediately accept for payment and pay for Shares that are validly tendered pursuant to the Offer. The Purchaser cannot elect to provide a subsequent offering period unless it announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offer and immediately begins the subsequent offering period.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless already accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after October 2, 2011. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 “Procedures for Tendering Shares” of the Offer to Purchase at any time prior to the expiration of the Offer. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Pfizer, Icagen, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. See Section 5 “Certain United States Federal Income Tax Consequences of the Offer and the Merger,” of the Offer to Purchase. Stockholders are urged to consult with their own tax advisors as to the particular tax consequences to such stockholders of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Icagen has provided the Purchaser with Icagen’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms Call: (800) 662-5200

Stockholders Call Toll Free: (800) 276-3011

E-mail: info@morrowco.com

August 3, 2011